

Cyber Crucible: Endpoint Security, Reimagined

You Deserve Prevention, Not Just Response.

Cyber Crucible Nov. 2024

About Cyber Crucible

Cyber Crucible **prevents** data theft, identity theft and ransomware with **100% success rate.** And it's **completely automated** – no human intervention needed.

Effortless Deployment
Cyber Crucible installation is automated, silent, and auto-configuring. Users don't even know when IT teams deploy CC across the network.

Automated Protection
Thousands of AI driven attacks across dozens of machines are silently discovered and stopped. Only the security team knows the company was just quietly saved.

Fully Automated Attack Prevention

✓ **Data Breach**

Automatically stops data theft from desktops, servers, and cloud environments before any data is taken.

✓ **Ransomware**

Ends data encryption on desktops and servers without human intervention.

✓ **Identity Theft**

Prevents theft of tokens, credentials, and keys, stopping unauthorized access.

Comprehensive Deployment Strategy

Desktop And Server Protection

Secures endpoints to **prevent data theft, ransomware, and identity theft.** Cyber Crucible will integrate into **any** Windows environment, ensuring comprehensive protection with **minimal** overhead.

Seamless Rollout

Deploys **quickly** using tools like Intune, RMM, and Bigfix, with **no impact** on **users** or **servers.**



Core Innovations

The Patented Tech Powering Cyber Crucible

Real-time Memory Behavioral Analysis

- Interrogate and assess all running processes with patented and patent pending deep memory behavioral analysis that defeats attacker evasion and finds zero days in near real time.

- Effectively detects and mitigates zero-day attacks through behavioral analysis, eliminating need for continuous training on new samples.

Kernel Process Interaction Sensors

- Model program and library direct kernel interactions precisely without fragile dependencies on routinely-hacked Microsoft libraries, providing predictive stability against never before seen types of attacks.

Deep Kernel Deception Automation

- Counter attacker automated data and identity surveillance with just-in-time deep kernel deception technology that commandeers a suspect program's data visibility and access autonomously.

Crypto-Behavioral Analytic Module

- Appraise cryptographic behaviors in near real-time to inspect crypto-variable usage by programs.

- Encryption key capture methodologies, pioneered by Cyber Crucible, were rendered obsolete by hackers in 2022, requiring a generational enhancement to the current crypto-behavioral sensor in use today.